EXHIBIT 12

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2013	2014	2015	2016	2017
EARNINGS
Income Before Income Tax Expense	$60.8	$137.3	$193.0	$286.8	$433.3
Fixed Charges (as below)	18.4	32.6	52.5	62.0	88.8
Total Earnings	$79.2	$169.9	$245.5	$348.8	$522.1

FIXED CHARGES
Interest Expense	$9.9	$21.4	$34.6	$46.0	$68.0
Credit for Allowance for Borrowed Funds Used During Construction	8.4	11.1	17.7	15.7	20.2
Estimated Interest Element in Lease Rentals	0.1	0.1	0.2	0.3	0.6
Total Fixed Charges	$18.4	$32.6	$52.5	$62.0	$88.8

Ratio of Earnings to Fixed Charges	4.30	5.21	4.67	5.62	5.87